OncBioMune Pharmaceuticals, Inc.

8000 Innovation Park Dr.

Baton Rouge, LA 70820

July 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, DC 20549

Attention:	Tracey McKoy
Jeanne Baker
Terence O’Brien

Re:	OncBioMune Pharmaceuticals, Inc.
Form 8-K for the period ended June 5, 2020
Filed June 11, 2020
File No. 0-52218

Dear Ms. McKoy, Ms. Baker and Mr. O’Brien:

OncBioMune Pharmaceuticals, Inc. (the “Company”) is responding to the comment letter dated July 20, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. For your convenience, we have reproduced the Staff’s comment below in bold, followed by the Company’s response.

Item 2.01 Form 8-K filed June 11, 2020

Item 9.01 Financial Statements and Exhibits, page 1

1.	We note that you closed the Asset Purchase Agreement with Avant Diagnostics, Inc. (Avant) on June 5, 2020 and that this transaction will be accounted for as a reverse merger. It is unclear from your disclosures whether you intend to file the required financial statements for Avant and related pro forma financial information required by Instruction 5 to Item 2.01 of Form 8-K. Please confirm that you will provide such financial information by the due date set forth in Item 9.01 of Form 8-K. Please also confirm, to the extent necessary, that you will provide disclosures under Item 4.01 of Form 8-K about any intended change in independent accountants.

July 22, 2020

The Company confirms that the required financial statements and related pro forma financial information will be provided within 71 calendar days after the due date of the initial report on Form 8-K. The Company does not intend to change its independent accountants.

If you have any additional questions or comments, please do not hesitate to contact me at 303-898-5896 or mick@theralink.com.

Very truly yours,

/s/ Michael Ruxin, M.D.
Michael Ruxin, M.D.
Chief Executive Officer and President

cc: Clayton E. Parker, K&L Gates LLP